This Consulting Agreement ("Agreement") is entered into this 21st day of October 1998 (the "Effective Date"), by and between SGI International, a Utah corporation ("SGI") and Michael Rose ("Consultant").

1. Performance by Consultant.

Consultant agrees to provide certain consulting services (the "Services") to SGI relating to strategic planning, political consulting, tax issues, contract analysis, and other services requested by SGI. The Services shall also include, but not be limited to, advice, assistance, and information supplied by Consultant, or developed with the use of any of Consultant's information, equipment, personnel, goods or facilities.

2. Payment for Services.

a. Consulting Fee. SGI agrees to pay Consultant for the Services at a rate to be agreed upon in writing based on the Services to be provided. In the event that Consultant is provided with a warrant or stock as part of its payment for the Services, SGI shall include the stock underlying such warrant in the next Registration Statement that it files, providing there is no limitation or restriction that would preclude it from doing so.

b. Expenses. Consultant shall be reimbursed for all pre-approved, reasonable expenses, including, but not limited to, travel, long distance telephone charges, and mileage at the rate of $.315 a mile for all business travel.

c. Invoices. Consultant shall invoice SGI monthly for Services rendered during any month. The invoice will describe the work performed during such period, set out the hours of work by day and by task, and reflect the amount and details of any expenses. Consultant agrees that SGI may audit the billing and expense documentation for a period of one year from the date of the invoice submittal.

3. Personal Service Contract.

SGI and Consultant agree that the Services will be performed personally by Consultant. If the Services are not performed by Consultant, then SGI has the right to terminate this Agreement immediately.

4. Term.

This Agreement shall be effective and shall continue for a period for one year. This Agreement may be terminated at anytime by either party by providing thirty days advance written notice of termination.

5. Confidentially and Disclosure.

a. Disclosure. Consultant desires to have Proprietary Information (as defined below) disclosed to him to enable him to render the Services to SGI which may include information related to SGI's business, customers, technology developments or other proprietary information (the "Proprietary Information") on the following understanding:

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For the purpose of the Agreement:

The term "Proprietary Information" shall not include any information which:

(i) is "publicly available" information. The phrase "publicly available" information shall mean readily accessible to the public in written publication, and shall not include information which is only available by a substantial searching of the published literature, and information the substance of which must be pieced together from a number of different publications and sources;

(ii) is known to Consultant from sources other than SGI or its Affiliates prior to the receipt of the same hereunder from SGI or its Affiliates;

(iii) is received by Consultant without restriction on disclosure from a third party who is legally in possession of such information and has a right to reveal the same to Consultant.

(iv) "Affiliate(s)" of SGI shall mean any person or entity directly or indirectly controlling, controlled by or under common control with SGI.

Notwithstanding anything herein to the contrary in this Agreement, Consultant shall have the right to use general skills and capabilities developed as a result of his performance of Services for his own benefit or the benefit of others subject to the obligation of Consultant set forth hereinafter.

b. Confidentiality. Consultant agrees to hold the Proprietary Information in confidence and not to reproduce or disclose it to others nor to use it except as herein authorized in writing or as may later be authorized in writing by SGI.

c. Usage. Both parties agree that the Consultant may use such Proprietary Information in connection with, but only in connection with, providing Services to SGI.

6. Termination.

This Agreement shall be effective on the Effective Date and continue in full force and effect until terminated in writing by either party.

7. Independent Contractor.

Consultant is and at all times during the term of this Agreement shall be an independent contractor providing professional consulting services to SGI. Nothing contained in this Agreement shall be construed to create a relationship of principal and agent, employer and employee, servant and master, partnership or joint venture between the parties. Consultant shall have no power to commit or bind SGI in any manner whatsoever.

8. Notices.

Any and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or received when delivered personally or forty-eight (48) hours after being mailed, via first class, postage prepaid, to the addresses set forth immediately below of the parties hereto or to such other addresses as either of the parties hereto from time to time designate in writing to the other party.

SGI:                                                   Consultant:

SGI International                                      Michael Rose
1200 Prospect, Suite 325                               14 Deer Creek Lane
La Jolla, CA 90037                                     Mt. Kisco, NY 10549
Attn: Joseph A. Savoca

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9. Applicable Law.

The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

10. Entire Agreement and Amendments.

This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered, or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties, that expressly references this Agreement.

11. Waivers.

The failure or delay of either party to exercise or enforce at any time any of the provisions of this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce each and every provision of the Agreement and shall not otherwise affect the validity of this Agreement.

12. Severability.

If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws or regulations, such provision shall become inapplicable and shall be deemed omitted from this Agreement. Such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and in the year first above written.

SGI Consultant

SGI International, a Utah Corporation

   /s/ Joseph A. Savoca                                /s/ Michael Rose
By:---------------------                          By:--------------------
Joseph A. Savoca                                       Michael Rose

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